UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

Under the Securities Exchange Act of 1934

Water Now, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

94114L109

(CUSIP Number)

David King

4555 Village Creek Road
Fort Worth, Texas 76119

Tel: (817) 908-6382

Copy to:

Gray Reed & McGraw LLP

1601 Elm Street Suite 4600

Dallas, TX 75201

Tel: (214) 954-4135

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94114L109

1. Names of Reporting Persons. David King
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds SC (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 7,831,650
8. Shared Voting Power 3,000,000
9. Sole Dispositive Power 7,831,650
10. Shared Dispositive Power 3,000,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 10,831,650
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 36.1%*
14. IN

*This calculation is based on 30,000,000 shares of Common Stock outstanding as of September 30, 2017 as reported in the Issuer’s Form 10 filed on October 13, 2017.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Water Now, Inc., a Texas corporation (the “Issuer”). The principle executive offices of the Issuer are located at 4555 Village Creek Road, Fort Worth, Texas 76119.

The Reporting Person (as defined below) beneficially owns 10,831,650 shares of Common Stock (the “Subject Shares”), which number includes: 1,000,000 shares held by Mr. King’s Spouse and 2,000,000 shares held by Royalty Wines, LLC, an entity that Mr. King has 50% control over.

The Subject Shares represent approximately 36.1% of the outstanding shares of Common Stock based on 30,000,000 shares of Common Stock outstanding as of September 30, 2017 as reported in the Issuer’s Form 10 filed on October 13, 2017.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed by:

(a)  The name of the reporting person is David King;

(b)	Business address is 4555 Village Creek Road, Fort Worth, Texas 76119;

(c)  Mr. King’s principal business is to serve as the Chief Executive Officer and Director of Water Now, Inc., a Texas Corporation with offices at 4555 Village Creek Road, Fort Worth, Texas 76119, as well as, operate as the exclusive U.S. distributor of Robust Energy DrinkTM Drink Robust Inc,, a Texas corporation with offices at 600 Magic Mile St. Arlington, Texas 76011.

(d)  – (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. King is a United States Citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Corporation granted 25,929,500 shares of Common Stock to the founding shareholder, Mr. King, as consideration for the service of duly organizing and founding Water Now, Inc. (“Transaction”).

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the Transaction was to compensate Mr. King who has been the Chief Executive Officer and Director since inception on February 10, 2016.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Person, beneficially owns 10,831,650 shares of Common Stock, which includes: 1,000,000 shares held by Mr. King’s Spouse and 2,000,000 shares held by Royalty Wines, LLC, an entity that Mr. King has 50% control over. The Subject Shares represent approximately 36.1% of the outstanding shares of Common Stock based on 30,000,000 shares of Common Stock outstanding as of September 30, 2017 as reported in the Issuer’s Form 10 filed on October 13, 2017.

(b)	Mr. King may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 3,000,000 shares of the Subject Shares. Mr. King may be deemed to have the sole voting power over 7,831,650 shares of the Subject Shares.

(c)	Mr. King voluntarily returned 1,330,350 of his shares back to Water Now, Inc. on September 29, 2017. No consideration was remitted to Mr. King as a result of the transaction.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

N/A

(Signature page to follow)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2017

Date

/s/ David King

Signature

David King

Chief Executive Officer, Chief Financial Officer

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.